1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2010
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑               Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 28, 2010	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer

FOR IMMEDIATE RELEASE

4Q09	Quarterly Management Report January 28, 2010
CONTACT
Elizabeth Sun
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085
Topics in This Report
•	Revenue Analysis

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow

•	CapEx & Capacity

•	Recap of Recent Important Events & Announcements
Operating Results Review:
Summary:

(Amounts are on consolidated basis and are in NT billions except otherwise noted)	4Q09	3Q09	4Q08	2009	2008

EPS (NT$ per common share)	1.26	1.18	0.48	3.44	3.81
(US$ per ADR unit)	0.19	0.18	0.07	0.52	0.61

Consolidated Net Sales	92.09	89.94	64.56	295.74	333.16
Gross Profit	44.70	42.86	20.19	129.33	141.75
Gross Margin	48.5%	47.7%	31.3%	43.7%	42.5%

Operating Expense	(11.05)	(10.87)	(8.17)	(37.37)	(37.31)
Operating Income	33.64	31.99	12.02	91.96	104.44
Operating Margin	36.5%	35.6%	18.6%	31.1%	31.4%
Non-Operating Items	1.73	0.97	1.07	3.50	7.04

Net Income	32.67	30.55	12.45	89.22	99.93
Net Profit Margin	35.5%	34.0%	19.3%	30.2%	30.0%

Wafer Shipment (kpcs 8 inch-equiv.)	2,430	2,445	1,532	7,737	8,467

Note:	Total outstanding shares were 25,903mn units on 12/31/09
Financial Highlights:
Fourth Quarter 2009
•	Consolidated net sales were NT$92.09 billion, increased 2.4% from NT$89.94 billion in the prior quarter and 42.6% from NT$64.56 billion in the year-ago quarter.

•	Gross margin was 48.5%, showing 0.8 percentage point increase from 3Q09 and a 17.2 percentage point increase from 4Q08.

•	Operating margin was 36.5%, 0.9 percentage point higher than 3Q09 and 17.9 percentage points higher than 4Q08.

•	Consolidated net income attributable to shareholders of the parent company was NT$32.67 billion, increased 6.9% from 3Q09. Net profit margin was 35.5% and diluted EPS was NT$1.26.
Full Year 2009
•	Consolidated net sales were NT$295.74 billion, representing an 11.2% decline from 2008.

•	In spite of lower net sales, gross margin was 43.7%, increased 1.2 percentage points from 42.5% in 2008. Operating margin was 31.1%, declined 0.3 percentage point from 2008.

•	Earnings per share was NT$3.44, with net profit margin of 30.2%.

TSMC January 28, 2010	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	4Q09	3Q09	4Q08
Computer	33%	28%	30%
Communication	39%	42%	39%
Consumer	13%	16%	16%
Industrial/Others	15%	14%	15%

By Technology	4Q09	3Q09	4Q08
40/45nm	9%	4%	0%
65nm	30%	31%	27%
90nm	16%	18%	21%
0.11/0.13um	15%	14%	17%
0.15/0.18um	18%	21%	22%
0.25/0.35um	9%	9%	10%
0.50um+	3%	3%	3%

By Customer Type	4Q09	3Q09	4Q08
Fabless/System	79%	80%	72%
IDM	21%	20%	28%

By Geography	4Q09	3Q09	4Q08
North America	71%	70%	72%
Asia Pacific	13%	13%	11%
China	3%	3%	2%
Europe	10%	11%	11%
Japan	3%	3%	4%
Revenue Analysis:
4Q09 marked the third consecutive growth quarter, mainly driven by strong demand from Computer related applications during the quarter. Revenues from Computer applications grew 22% sequentially, while Communication declined 8% after strong momentum in the prior two quarters and Consumer declined 15% following seasonal pattern.
As demand for 40/45nm technology remained strong and yield continued to improve, revenues from 40/45nm again more than doubled during the quarter and accounted for 9% of total wafer sales. Meanwhile, demand from 65nm and 90nm continued to be robust and accounted for 30% and 16%, respectively. Overall, revenues from 0.13-micron and below increased three percentage points sequentially and represented 70% of total wafer sales.
Revenues from IDM customers accounted for 21% of total wafer sales in 4Q09, up one percentage point from 3Q09.
From a geographic perspective, revenues from customers based in North America accounted for 71% of total wafer sales, while sales from Asia Pacific, China, Europe and Japan accounted for 13%, 3%, 10%, and 3% of total wafer sales, respectively.
II. Profit & Expense Analysis
II — 1. Gross Profit Analysis

(In NT billions)	4Q09	3Q09	4Q08	2009	2008

COGS	47.39	47.08	44.37	166.41	191.41
Depreciation	18.60	18.37	19.29	74.48	74.70
Other MFG Cost	28.79	28.71	25.08	91.93	116.71

Gross Profit	44.70	42.86	20.19	129.33	141.75

Gross Margin	48.5%	47.7%	31.3%	43.7%	42.5%
Gross Profit Analysis:
Gross margin for the quarter was 48.5%, increased by 0.8 percentage point from 47.7% in 3Q09, due to a higher level of capacity utilization and continued cost improvement, partially offset by the unfavorable exchange rate.
On a full year basis, gross margin for 2009 was 43.7%, increased 1.2 percentage points from 2008, mainly due to a favorable exchange rate and cost improvement, partially offset by an adverse inventory valuation adjustment under ROC SFAS No.10.

TSMC January 28, 2010	Page 3
II — 2. Operating Expenses

(In NT billions)	4Q09	3Q09	4Q08	2009	2008

Total Operating Exp.	11.05	10.87	8.17	37.37	37.31
SG&A	4.48	4.67	3.34	15.78	15.83
Research & Development	6.57	6.20	4.83	21.59	21.48
Total Operating Exp. as a % of Sales	12.0%	12.1%	12.7%	12.6%	11.1%
Operating Expenses:
Total operating expenses for 4Q09 increased by NT$0.18 billion to NT$11.05 billion, representing 12.0% of net sales.
SG&A expenses decreased by NT$0.19 billion from 3Q09, primarily due to lower legal fees.
Research and development expenditures increased by NT$0.37 billion sequentially, mainly due to increased development activities in 28nm and 22nm technologies.
For full year 2009, total operating expenses were NT$37.37 billion, similar to that in 2008. However, due to a lower net sales base, total operating expenses accounted for 12.6% of net sales in 2009, compared with 11.1% in the prior year.
II — 3. Non-Operating Items

(In NT billions)	4Q09	3Q09	4Q08	2009	2008

Non-Operating Inc./(Exp.)	1.43	0.52	1.41	3.45	6.34
Net Interest Income/(Exp.)	0.35	0.42	1.18	2.21	4.76
Other Non-Operating	1.08	0.10	0.23	1.24	1.58

L-T Investments	0.30	0.45	(0.34)	0.05	0.70
SSMC	0.29	0.26	(0.07)	0.43	0.76
Others	0.01	0.19	(0.27)	(0.38)	(0.06)

Total Non-Operating Items	1.73	0.97	1.07	3.50	7.04
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$1.73 billion for 4Q09.
Non-operating income was NT$1.43 billion for 4Q09, a NT$0.91 billion increase from 3Q09, primarily due to the receipt of litigation compensation.
Net investment gain was NT$0.30 billion, lower than NT$0.45 billion in the prior quarter, mainly due to lower profits from certain invested companies.
On a full year basis, total non-operating items decreased by NT$3.54 billion to NT$3.50 billion in 2009, mostly due to less interest income and weaker business in certain invested companies.

TSMC January 28, 2010	Page 4
III. Financial Condition Review
III — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(In NT billions)	4Q09	3Q09	4Q08

Cash & Marketable Securities	195.80	180.32	211.45
Accounts Receivable — Trade	35.38	35.88	18.50
Inventory	20.91	19.18	14.88
Total Current Assets	259.80	244.24	252.62
Accounts Payable	40.61	26.30	14.04
Current Portion of Bonds Payable	0.00	0.00	8.00
Accrued Employee Profit Sharing / Bonus	13.43	8.62	15.37
Accrued Liabilities and Others	25.09	20.09	19.40
Total Current Liabilities	79.13	55.01	56.81
Current Ratio (x)	3.3	4.4	4.4
Net Working Capital	180.67	189.23	195.81
Liquidity Analysis:
At the end of 4Q09, cash and marketable securities totaled NT$195.80 billion, increased by NT$15.48 billion from 3Q09, primarily due to NT$19.29 billion of free cash flow generated during this quarter.
Total current liabilities increased NT$24.12 billion in this quarter, primarily due to increase in accounts payables to contractors and equipment suppliers and accruals for employee profit sharing/bonus during the quarter.
Net working capital was NT$180.67 billion and current ratio decreased to 3.3x.
III — 2. Receivable/Inventory Days

(In Number of Days)	4Q09	3Q09	4Q08

Days of Receivable	36	36	46
Days of Inventory	42	41	40
Receivable and Inventory Days:
Days of receivable remained stable at 36 days in 4Q09.
Days of inventory increased by one day from prior quarter to 42 days.
III — 3. Debt Service

(In NT billions)	4Q09	3Q09	4Q08

Cash & Marketable Securities	195.80	180.32	211.45
Interest-Bearing Debt	15.09	15.33	23.44
Net Cash Reserves	180.71	164.99	188.01
Debt Service:
Net cash reserves, defined as the excess of cash and short-term marketable securities over interest-bearing debt, increased by NT$15.72 billion to NT$180.71 billion at the end of 4Q09, primarily due to NT$19.29 billion of free cash flow generated during this quarter.

TSMC January 28, 2010	Page 5
IV. Cash Flow
IV — 1.1. Cash Flow Analysis

(In NT billions)	4Q09	3Q09	4Q08

Net Income	32.67	30.55	12.45
Depreciation & Amortization	20.28	20.00	20.96
Employee Profit Sharing Payment*	n.a	(7.49)	n.a
Other Operating Sources/(Uses)	9.05	3.60	29.83
Total Operating Sources/(Uses)	62.00	46.66	63.24

Capital Expenditure	(42.71)	(32.04)	(11.26)
Marketable Financial Instruments	(3.59)	(18.94)	30.31
Other Investing Sources/(Uses)	(0.80)	(0.53)	(1.04)
Net Investing Sources/(Uses)	(47.10)	(51.51)	18.01

Cash Dividends	0.00	(76.88)	0.00
Other Financing Sources/(Uses)	(0.28)	(0.11)	(0.30)
Net Financing Sources/(Uses)	(0.28)	(76.99)	(0.30)

Net Cash Position Changes	14.62	(81.84)	80.95

Exchange Rate Changes & Others	(0.28)	(0.74)	1.21

Ending Cash Balance	171.28	156.94	194.61

*	Starting 2008, Taiwan accounting rule requires company to expense employee profit sharing
Summary of Cash Flow:
Cash generated from operating activities totaled NT$62.00 billion during the quarter, an increase of NT$15.34 billion from 3Q09, mainly due to the increase in net income, the absence of the cash payment of employee profit sharing, and a decrease in net working capital.
Net cash used in investing activities decreased NT$4.41 billion to NT$47.10 billion in 4Q09, primarily reflecting less purchases of marketable financial instruments, partially offset by an increase in capital expenditures.
Net cash used in financing activities was NT$0.28 billion during the quarter.
As a result, TSMC ended 4Q09 with a cash balance of NT$171.28 billion.
IV — 1.2. Cash Flow Analysis

(In NT billions)	2009	2008	Diff.

Net Income	89.22	99.93	(10.71)
Depreciation & Amortization	80.81	81.51	(0.70)
Employee Profit Sharing Payment*	(7.49)	0.00	(7.49)
Other Operating Sources/(Uses)	(2.57)	40.05	(42.62)
Total Operating Sources/(Uses)	159.97	221.49	(61.52)

Capital Expenditure	(87.78)	(59.22)	(28.56)
Marketable Financial Instruments	(7.04)	52.35	(59.39)
Other Investing Sources/(Uses)	(1.65)	(1.17)	(0.48)
Net Investing Sources/(Uses)	(96.47)	(8.04)	(88.43)

Cash Dividends	(76.88)	(76.78)	(0.10)
Employee Profit Sharing*	0.00	(3.94)	3.94
Repayment of Bonds Payable	(8.00)	0.00	(8.00)
Repurchase of Treasury Stock	0.00	(33.48)	33.48
Other Financing Sources/(Uses)	(0.59)	(1.19)	0.60
Net Financing Sources/(Uses)	(85.47)	(115.39)	29.92

Net Cash Position Changes	(21.97)	98.06	(120.03)

Exchange Rate Changes & Others	(1.36)	1.56	(2.92)

Ending Cash Balance	171.28	194.61	(23.33)

*	Starting 2008, Taiwan accounting rule requires company to expense employee profit sharing
On a full year basis, cash generated from operating activities decreased NT$61.52 billion to NT$159.97 billion in 2009. The decrease mainly reflected the decrease in net income, the cash payment of 2008 employee profit sharing made in 2009, and increases in net working capital due to acceleration of business momentum.
Net cash used in investing activities was NT$96.47 billion in 2009, NT$88.43 billion higher than that in 2008, primarily reflecting redemptions of marketable financial instruments in 2008 and the increase in capital expenditures during 2009.
Meanwhile, net cash used in financing activities decreased by NT$29.92 billion to NT$85.47 billion during 2009, mainly due to the absence of repurchase of treasury stock and the reclassification of employee profit sharing from financing activities to operating activities starting 2009, partially offset by the repayment of corporate bonds in the first quarter.

TSMC January 28, 2010	Page 6
IV-2. Operating and Free Cash Flows
Operating and Free Cash Flows:
Cash flows generated from operating activities were NT$62.00 billion during the quarter. Free cash flow, defined as the excess of operating cash flows over capital expenditures, totaled NT$19.29 billion in 4Q09, compared to NT$14.62 billion in 3Q09.
Total free cash flow generated in 2009 was NT$72.19 billion, declined NT$90.08 billion from NT$162.27 billion in 2008. The year-over-year decline was primarily due to lower business activities resulting from the economic downturn and the increased capital expenditures.
V. CapEx & Capacity
V — 1. Capital Expenditures

(In US millions)	1Q09	2Q09	3Q09	4Q09	2009	2008

TSMC	161	218	963	1,304	2,646	1,807
XinTec and GUC	2	3	6	1	12	23
TSMC China & WaferTech	3	3	0	4	10	52
Other TSMC Subsidiaries	0	0	2	1	3	4

Total TSMC	166	224	971	1,310	2,671	1,886
Capital Expenditures:
Capital expenditures for TSMC on a consolidated basis totaled US$1,310 million in 4Q09.
For year 2009, total capital expenditures for TSMC consolidated group totaled US$2.67 billion, compared with US$1.89 billion spent in 2008.
V-2. Capacity

	1Q09	2Q09	3Q09	4Q09	2009	1Q10
Fab / (Wafer size)	(A)	(A)	(A)	(A)	(A)	(F)
Fab-2 (6²)(1)	274	280	283	283	1,121	263
Fab-3 (8²)	286	289	292	283	1,150	268
Fab-5 (8²)	162	149	144	144	599	139
Fab-6 (8²)	295	284	287	287	1,154	269
Fab-8 (8²)	275	271	265	255	1,066	247
Fab-12 (12²)(2)	218	219	199	243	879	269
Fab-14 (12²)(2)	238	238	239	243	958	255
WaferTech (8²)	106	107	109	109	431	106
TSMC China (8²)	128	134	135	135	531	132
TSMC total capacity (8² equiv. Kpcs)	2,431	2,419	2,379	2,467	9,695	2,488
SSMC (8²)	64	65	65	65	259	69
Total managed capacity (8² equiv. Kpcs)	2,495	2,483	2,444	2,532	9,955	2,557

(1)	Figures represent number of 6² wafers. Conversion to 8²-equivalent wafers is obtained by dividing this number by 1.78

(2)	Figures represent number of 12² wafers. Conversion to 8²-equivalent wafers is obtained by multiplying this number by 2.25
Capacity:
Total managed capacity was 2,532K 8-inch equivalent wafers in 4Q09, increased by 3.6% from 2,444K in 3Q09. TSMC managed capacity in 1Q10 is expected to increase by 1% to reach 2,557K 8-inch equivalent wafers. 12² wafer capacity will increase by 38K (12²). However, due to scheduled annual maintenance and capacity migration to higher nodes, total legacy fabs capacity will decrease by 60K (8²) in the first quarter of 2010.
Total managed capacity in 2009 reached 9,955K 8-inch equivalent wafers, representing an increase of 6.2% from 9,377K 8-inch equivalent wafers in 2008, while capacity for 12-inch wafer fabs increased by 10.8% year-over-year, reaching 41.5% of total 2009 capacity.

TSMC January 28, 2010	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC Announces Process Technologies For Integrated LED Drivers ( 2009/12/15 )

•	TSMC and Motech Announce Strategic Partnership ( 2009/12/09 )

•	TSMC Recognizes Supplier Excellence at Supply Chain Management Forum ( 2009/12/04 )

•	TSMC Launches Automotive Process Qualification Specification and Service Package in China Market ( 2009/11/27 )

•	TSMC Announces Settlement of SMIC Trade Secret Litigation ( 2009/11/10 )

•	Infineon and TSMC Extend Technology And Production Partnership Agreement; Will Jointly Develop 65nm Embedded Flash Process Technology For Automotive and Chip Card Applications ( 2009/11/05 )

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES Consolidated Condensed Balance Sheets (Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	December 31, 2009 (audited)			September 30, 2009 (unaudited)		December 31, 2008 (audited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$5,347	$171,276	28.8	$156,935	29.0	$194,614	34.8	$14,341	9.1	($23,338)	(12.0)
Investments in Marketable Financial Instruments	766	24,521	4.1	23,384	4.3	16,836	3.0	1,137	4.9	7,685	45.6
Accounts Receivable — Trade	1,105	35,382	5.9	35,881	6.6	18,497	3.3	(499)	(1.4)	16,885	91.3
Inventories, Net	653	20,914	3.5	19,176	3.5	14,877	2.7	1,738	9.1	6,037	40.6
Other Current Assets	240	7,711	1.4	8,865	1.7	7,795	1.4	(1,154)	(13.0)	(84)	(1.1)

Total Current Assets	8,111	259,804	43.7	244,241	45.1	252,619	45.2	15,563	6.4	7,185	2.8

Long-Term Investments	1,182	37,845	6.4	38,553	7.1	39,982	7.2	(708)	(1.8)	(2,137)	(5.3)

Properties, Plant and Equipment	30,204	967,419	162.7	911,844	168.3	862,461	154.3	55,575	6.1	104,958	12.2
Less: Accumulated Depreciation	(21,660)	(693,744)	(116.7)	(675,028)	(124.6)	(618,816)	(110.7)	(18,716)	2.8	(74,928)	12.1

Properties, Plant and Equipment, Net	8,544	273,675	46.0	236,816	43.7	243,645	43.6	36,859	15.6	30,030	12.3

Other Assets	730	23,372	3.9	22,287	4.1	22,671	4.0	1,085	4.9	701	3.1

Total Assets	$18,567	$594,696	100.0	$541,897	100.0	$558,917	100.0	$52,799	9.7	$35,779	6.4

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts Payables	$365	$11,689	2.0	$10,633	2.0	$6,043	1.1	$1,056	9.9	$5,646	93.4
Payables to Contractors and Equipment Suppliers	903	28,924	4.9	15,666	2.9	7,999	1.4	13,258	84.6	20,925	261.6
Accrued Expenses and Other Current Liabilities	1,173	37,571	6.2	28,401	5.2	34,543	6.2	9,170	32.3	3,028	8.8
Current Portion of Bonds Payable and Long-Term Debts	30	949	0.2	309	0.1	8,222	1.5	640	207.7	(7,273)	(88.5)

Total Current Liabilities	2,471	79,133	13.3	55,009	10.2	56,807	10.2	24,124	43.9	22,326	39.3

Bonds Payable	140	4,500	0.8	4,500	0.8	4,500	0.8
Other Long-Term Liabilities	375	12,015	2.0	15,761	2.9	17,237	3.1	(3,746)	(23.8)	(5,222)	(30.3)

Total Liabilities	2,986	95,648	16.1	75,270	13.9	78,544	14.1	20,378	27.1	17,104	21.8

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock at Par Value	8,087	259,027	43.6	259,007	47.8	256,254	45.8	20	0.0	2,773	1.1
Capital Surplus	1,732	55,486	9.3	55,440	10.2	49,875	8.9	46	0.1	5,611	11.2
Legal Capital Reserve (2)	2,414	77,317	13.0	77,317	14.3	67,324	12.0	—	—	9,993	14.8
Special Capital Reserve (2)	—	—	—	—	—	392	0.1	—		(392)	(100.0)
Unappropriated Earnings (2)	3,265	104,565	17.5	71,899	13.3	102,338	18.3	32,666	45.4	2,227	2.2
Treasury Stock	—	—	—	—	—	—	—	—		—
Others	(41)	(1,312)	(0.2)	(778)	(0.2)	194	0.1	(534)	68.8	(1,506)	(777.5)

Total Equity Attributable to Shareholders of the Parent	15,457	495,083	83.2	462,885	85.4	476,377	85.2	32,198	7.0	18,706	3.9
Minority Interests	124	3,965	0.7	3,742	0.7	3,996	0.7	223	6.0	(31)	(0.7)

Total Shareholders’ Equity	15,581	499,048	83.9	466,627	86.1	480,373	85.9	32,421	6.9	18,675	3.9

Total Liabilities & Shareholders’ Equity	$18,567	$594,696	100.0	$541,897	100.0	$558,917	100.0	$52,799	9.7	$35,779	6.4

Note :

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$32.030 as of December 31, 2009.

(2)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended December 31, 2009, September 30, 2009, December 31, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	4Q 2009			3Q 2009		4Q 2008		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
Net Sales	$2,849	$92,094	100.0	$89,936	100.0	$64,562	100.0	$2,158	2.4	$27,532	42.6
Cost of Sales	(1,466)	(47,399)	(51.5)	(47,078)	(52.3)	(44,367)	(68.7)	(321)	0.7	(3,032)	6.8

Gross Profit	1,383	44,695	48.5	42,858	47.7	20,195	31.3	1,837	4.3	24,500	121.3

Operating Expenses
Research and Development Expenses	(203)	(6,567)	(7.1)	(6,202)	(6.9)	(4,826)	(7.5)	(365)	5.9	(1,741)	36.1
General and Administrative Expenses	(101)	(3,269)	(3.6)	(3,541)	(3.9)	(2,285)	(3.5)	272	(7.7)	(984)	43.0
Sales and Marketing Expenses	(38)	(1,217)	(1.3)	(1,131)	(1.3)	(1,062)	(1.6)	(86)	7.6	(155)	14.6

Total Operating Expenses	(342)	(11,053)	(12.0)	(10,874)	(12.1)	(8,173)	(12.7)	(179)	1.6	(2,880)	35.2

Income from Operations	1,041	33,642	36.5	31,984	35.6	12,022	18.6	1,658	5.2	21,620	179.8

Non-Operating Income, Net	44	1,427	1.6	519	0.6	1,412	2.2	908	174.7	15	1.0
Investment Gains	9	299	0.3	454	0.5	(340)	-0.5	(155)	(34.0)	639	(187.9)

Income before Income Tax	1,094	35,368	38.4	32,957	36.6	13,094	20.3	2,411	7.3	22,274	170.1

Income Tax Expenses	(77)	(2,508)	(2.7)	(2,285)	(2.5)	(452)	(0.7)	(223)	9.8	(2,056)	454.7

Net Income	1,017	32,860	35.7	30,672	34.1	12,642	19.6	2,188	7.1	20,218	159.9

Minority Interests	(6)	(194)	(0.2)	(121)	(0.1)	(196)	(0.3)	(73)	60.2	2	(0.8)

Net Income Attributable to Shareholders of the Parent	1,011	32,666	35.5	30,551	34.0	12,446	19.3	2,115	6.9	20,220	162.5

Earnings per Share — Diluted	$0.04	$1.26		$1.18		$0.48		$0.08	7.2	$0.78	162.7

Earnings per ADR — Diluted (2)	$0.19	$6.30		$5.88		$2.40		$0.42	7.2	$3.90	162.7

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,916		25,984		25,942

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.320 for the fourth quarter of 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,942M shares for 4Q08 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Audited Consolidated Condensed Income Statements
For the Year Ended December 31, 2009 and 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	For the Year Ended December 31
	2009			2008		YoY
	USD	NTD	%	NTD	%	Amount	%
Net Sales	$8,998	$295,742	100.0	$333,158	100.0	($37,416)	(11.2)
Cost of Sales	(5,063)	(166,413)	(56.3)	(191,408)	(57.5)	24,995	(13.1)

Gross Profit	3,935	129,329	43.7	141,750	42.5	(12,421)	(8.8)

Operating Expenses
Research and Development Expenses	(657)	(21,593)	(7.3)	(21,481)	(6.4)	(112)	0.5
General and Administrative Expenses	(343)	(11,286)	(3.8)	(11,097)	(3.3)	(189)	1.7
Sales and Marketing Expenses	(137)	(4,488)	(1.5)	(4,737)	(1.4)	249	(5.3)

Total Operating Expenses	(1,137)	(37,367)	(12.6)	(37,315)	(11.1)	(52)	0.1

Income from Operations	2,798	91,962	31.1	104,435	31.4	(12,473)	(11.9)

Non-Operating Income, Net	105	3,455	1.2	6,335	1.9	(2,880)	(45.5)
Investment Gains (Losses)	1	46	—	702	0.2	(656)	(93.4)

Income before Income Tax	2,904	95,463	32.3	111,472	33.5	(16,009)	(14.4)

Income Tax Expenses	(182)	(5,997)	(2.0)	(10,949)	(3.3)	4,952	(45.2)

Net Income	2,722	89,466	30.3	100,523	30.2	(11,057)	(11.0)

Minority Interests	(8)	(248)	(0.1)	(590)	(0.2)	342	(57.9)

Net Income Attributable to Shareholders of the Parent	2,714	89,218	30.2	99,933	30.0	(10,715)	(10.7)

Earnings per Share — Diluted	$0.10	$3.44		$3.81		($0.37)	(9.6)

Earnings per ADR — Diluted (2)	$0.52	$17.21		$19.05		($1.84)	(9.6)

Weighted Average Outstanding Shares — Diluted (‘M) (3)		25,914		26,236

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 32.868 for the year ended December 31, 2009.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 26,236M shares for the year ended December 31, 2008 after the retroactive adjustment for stock dividends.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Year Ended December 31, 2009 and for the Three Months Ended December 31, 2009, September 30, 2009, and December 31, 2008
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	2009		4Q 2009	3Q 2009	4Q 2008
	(audited)		(unaudited)	(unaudited)	(unaudited)
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$2,714	$89,218	$32,666	$30,551	$12,446
Net Income Attributable to Minority Interest	8	248	194	121	196
Depreciation & Amortization	2,459	80,815	20,277	20,001	20,961
Deferred Income Tax	(53)	(1,752)	(630)	(426)	154
Equity in Losses (Earnings) of Equity Method Investees, Net	(1)	(46)	(299)	(454)	340
Changes in Working Capital & Others	(260)	(8,517)	9,791	(3,138)	29,147

Net Cash Provided by Operating Activities	4,867	159,966	61,999	46,655	63,244

Cash Flows from Investing Activities:
Acquisitions of:
Marketable Financial Instruments	(1,552)	(51,025)	(19,979)	(20,827)	(33,059)
Investments Accounted for Using Equity Method	(1)	(43)	(11)	(32)	(1)
Property, Plant and Equipment	(2,671)	(87,785)	(42,715)	(32,038)	(11,258)
Financial Assets Carried at Cost	(10)	(321)	(51)	(139)	(73)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	1,338	43,985	16,394	1,886	63,368
Property, Plant and Equipment	1	24	17	2	24
Financial Assets Carried at Cost	4	131	37	19	73
Others	(44)	(1,434)	(794)	(381)	(1,061)

Net Cash Used In Investing Activities	(2,935)	(96,468)	(47,102)	(51,510)	18,013

Cash Flows from Financing Activities:
Decrease in Guarantee Deposits	(15)	(478)	(151)	(77)	(140)
Proceeds from Exercise of Stock Options	8	261	70	162	5
Bonus Paid to Directors and Supervisors	—	—	—	—	—
Repayment of Long-Term Bonds Payable	(243)	(8,000)	—	—	—
Cash Dividends Paid for Common Stock	(2,339)	(76,876)	—	(76,876)	—
Repurchase of Treasury Stock	—	—	—	—	—
Cash Bonus Paid to Employees	—	—	—	—	—
Others	(11)	(378)	(196)	(191)	(163)

Net Cash Used in Financing Activities	(2,600)	(85,471)	(277)	(76,982)	(298)

Net Increase (Decrease) in Cash and Cash Equivalents	(668)	(21,973)	14,620	(81,837)	80,959

Effect of Exchange Rate Changes and Others	(42)	(1,365)	(279)	(745)	1,209

Cash and Cash Equivalents at Beginning of Period	5,921	194,614	156,935	239,517	112,446

Cash and Cash Equivalents at End of Period	$5,211	$171,276	$171,276	$156,935	$194,614

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.868 for the year ended December 31, 2009.

TSMC
2009 Fourth Quarter Investor Conference
January 28, 2010

Agenda
Welcome
Elizabeth Sun
4Q09 Financial Results and 1Q10 Outlook
Lora Ho
CEO Comments
Morris Chang
Q&A
Morris Chang / Lora Ho

Safe Harbor Notice
TSMC’s statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2009 and such other documents as TSMC may file with, or submit to, the SEC from time to time.
Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q09 Financial Highlights
* Total outstanding shares were 25,903mn units at 12/31/09
** ROE figures are annualized based on average equity attributable to shareholders of the parent.
4Q09 3Q09 4Q08 (In NT billions except otherwise noted) Guidance Actual Actual
Net Sales 92.09 90 — 92 89.94 64.56 2.4% 42.6%
Gross Margin 48.5% 47% — 48.5% 47.7% 31.3% +0.8 ppt +17.2 ppts
Operating Margin 36.5% 35.5% — 37% 35.6% 18.6% +0.9 ppt +17.9 ppts
EPS — Diluted (NT$) 1.26 1.18 0.48 7.2% 162.6%
Free Cash Flow 19.29 14.62 51.98 31.9% -62.9%
ROE (%) 27.3% 27.3% 10.6% +0.0 ppt +16.7 ppts
Shipment (Kpcs, 8"-equiv. Wafer) 2,430 2,445 1,532 -0.6% 58.6%
Average Exchange Rate— NTD/USD 32.32 32.80 32.91 -1.5% -1.8%
QoQ YoY 4Q09

Income Statements
(In NT billions except otherwise noted) 4Q09 3Q09 4Q08 QoQ YoY
Net Sales 92.09 89.94 64.56 2.4% 42.6%
Gross Margin 48.5% 47.7% 31.3% +0.8 ppt +17.2 ppts
Operating Expenses (11.05) (10.87) (8.17) 1.6% 35.2%
Operating Margin 36.5% 35.6% 18.6% +0.9 ppt +17.9 ppts
Non-Operating Items 1.43 0.52 1.41 174.7% 1.0%
Long-Term Investment Gains 0.30 0.45 (0.34) -34.0% NM
Taxes (2.51) (2.28) (0.45) 9.8% 454.7%
Net Income 32.67 30.55 12.45 6.9% 162.5%
Net Margin 35.5% 34.0% 19.3% +1.5 ppts +16.2 ppts
EPS (NT Dollar) 1.26 1.18 0.48 7.2% 162.7%

4Q09 Revenue by Applications
Communications 39%
Consumer 13%
Computer 33%
Industrial/Others 15%
0.0 40.0 3Q09 4Q09 Revenue (NT$B)
QoQ -8% 0.0 40.0 3Q09 4Q09 Revenue (NT$B)
QoQ +22% 0.0 40.0 3Q09 4Q09 Revenue (NT$B)
QoQ -15% Computer Communications Consumer

4Q09 Revenue by Technology

TSMC Property


0.25/0.35um
9%
0.5um+
3%
40nm
9%
0.15/0.18um
18%
0.11/0.13um
15%
65nm
30%
90nm
16%


65nm/40nm Revenue
35
30
25
20
15
10
5
0
Revenue (NT$B)
40%
30%
20%
10%
0%
% of Sales (%)
1Q07
3Q07
1Q08
3Q08
1Q09
3Q09
40nm Rev(NT$B)
65nm Rev(NT$B)
40/65nm combined as % of Sales

Open Innovation Platform™
© 2010 TSMC, Ltd

Balance Sheets & Key Indices
(1) Asset productivity = Annualized net sales / Average net fixed assets.
Selected Items from Balance Sheets
(In NT billions excepted otherwise noted)
Amount%Amount%Amount%
Cash & Marketable Securities 195.80 32.9% 180.32 33.3% 211.45 37.8%
Accounts Receivable — Trade 35.38 5.9% 35.88 6.6%18.50 3.3%
Inventory 20.9 13.5% 19.18 3.5% 14.88 2.7%
Long-Term Investment 37.85 6.4% 38.55 7.1% 39.98 7.2%
Net PP&E 273.68 46.0% 236.82 43.7% 243.65 43.6%
Total Assets 594.70 100.0% 541.90 100.0% 558.92 100.0%
Current Liabilities 79.13 13.3%55.01 10.2% 56.81 10.2%
Long-Term Interest-bearing Debt 10.96 1.8% 14.35 2.6% 15.22 2.7%
Total Liabilities 95.65 16.1% 75.27 13.9% 78.54 14.1%
Total Shareholders’ Equity 499.05 83.9% 466.63 86.1% 480.37 85.9%
Key Indices
A/R Turnover Days
Inventory Turnover
Days Current Ratio (x)
Asset Productivity (x)
4Q09 3Q09 4Q08
36 36 46
42 41 40
3.3 4.4 4.4
1.4 1.6 1.0

Cash Flows
(1) Free cash flow = Operating cash flow — Capital expenditures.
(In NT billions except otherwise noted) 4Q09 3Q09 4Q08
Beginning Balance 156.94 239.52 112.45
Cash from operating activities 62.00 46.66 63.24
Capital expenditures (42.71) (32.04) (11.26)
Cash dividends 0.00 (76.88) 0.00
Share buyback 0.00 0.00 0.00
Short-term investments/others (4.95) (20.32) 30.18
Ending Balance 171.28 156.94 194.61
Free Cash Flow 19.29 14.62 51.98

Installed Capacity
2009 Overall Capacity +6%; Advanced Capacity +11%
(1) Figures represent number of 6” wafers. Conversion to 8”-equivalent wafers is obtained by dividing this number by 1.78.
(2) Figures represent number of 12” wafers. Conversion to 8”-equivalent wafers is obtained by multiplying this number by 2.25.
Fab-2 ( 6”) (1) 274 280 283 283 1,121 263
Fab-3 ( 8”) 286 289 292 283 1,150 268
Fab-5 ( 8”) 162 149 144 144 599 139
Fab-6 ( 8”) 295 284 287 287 1,154 269
Fab-8 ( 8”) 275 271 265 255 1,066 247
Fab-12 ( 12”) (2) 218 219 199 243 879 269
Fab-14 ( 12”) (2) 238 238 239 243 958 255
WaferTech ( 8”) 106 107 109 109 431 106
TSMC China ( 8”) 128 134 135 135 531 132
TSMC & Subsidiaries 2,431 2,419 2,379 2,467 9,695 2,488
(8” Equivalent Kpcs)
SSMC ( 8”) 64 65 6565 259 69
Total TSMC-managed 2,4952,4832,4442,5329,9552,557
(8” Equivalent Kpcs)
1Q10 (F)
FAB / (Wafer size)
2009 (A)
1Q09 (A)
2Q09 (A)
3Q09 (A)
4Q09 (A)

Capital Expenditures
(In US millions) 4Q09 2009 2008
TSMC 1,304 2,646 1,807
XinTec and GUC 1 12 23
TSMC China & WaferTech 4 10 52
Other TSMC Subsidiaries 1 3 4
TSMC Consolidated 1,310 2,671 1,886
Note: 2009 CapEx was based on the weighted average exchange rate of NT$32.868 per US dollar.

2009 Financial Highlights
Profitability remained resilient despite decline in top line
Continued cash return to shareholders
Balance sheet strength to invest for future growth
(In NT billions except otherwise noted)
Net Sales 295.74 333.16
Gross Margin 43.7% 42.5%
Operating Margin 31.1% 31.4%
EPS — Diluted (NT$) 3.44 3.81
Free Cash Flow (FCF) 72.19 162.27
Cash Dividends 76.88 76.78
Share Buybacks 0.00 30.43
Cash & Marketable Securities 195.80 211.45
ROE 18.4% 20.7%
2009 2008

Guidance
For the first quarter:
Revenue to be between NT$89 billion and NT$91 billion, at a forecast exchange rate of 31.60 NT dollars to 1 US dollar
Gross profit margin to be between 46.5% and 48.5%
Operating profit margin to be between 35% and 37%
2010 capital expenditure to be around US$ 4.8 billion
Based on our current business outlook, management expects:

Recap of Recent Major Events
TSMC Announces Process Technologies For Integrated LED Drivers ( 2009/12/15 )
TSMC and Motech Announce Strategic Partnership ( 2009/12/09 )
TSMC Recognizes Supplier Excellence at Supply Chain Management Forum ( 2009/12/04 )
TSMC Launches Automotive Process Qualification Specification and Service
Package in China Market ( 2009/11/27 )
TSMC Announces Settlement of SMIC Trade Secret Litigation ( 2009/11/10 )
Infineon and TSMC Extend Technology And Production Partnership Agreement;
Will Jointly Develop 65nm Embedded Flash Process Technology For Automotive and Chip Card Applications ( 2009/11/05 )
* Please visit TSMC’s Web site (http://www.tsmc.com) for details and other announcements

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